Mr. Edward E. Gainor

Bingham McCutchen LLP

2020 K Street, N.W.

Washington, D.C.  20006

June 8, 2010

Ms. Michelle Lacko
Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

BCAP LLC
Registration Statement on Form S-3
Filed March 12, 2010
File No. 333-165440 (the “Registration Statement”)

Ms. Lacko:

Thank you for your additional comments on the Registration Statement of BCAP LLC (the “Company”).

We have undertaken to provide you with specific responses to each comment, including explanations or additional information where applicable.

Each of your comments is repeated below, followed by our response on behalf of the Company.  In some cases we have added or revised disclosure in response to your comments; in those cases, the changes in disclosure have been identified in the marked copies of the prospectus and prospectus supplements that accompany this letter.

In making this submission it has been our intention to respond fully to your comments in order to achieve compliance with Regulation AB and other applicable rules.  If there is any other information that you require, we will be pleased to provide it.

Base Prospectus

Residential Loans, page 63

1.

We note your response to our prior comment 5.  Please confirm that you will provide disclosure in your summary section which quantifies any material concentration of loans which were made (1) as exceptions or modifications to specified underwriting criteria or (2) pursuant to unspecified underwriting criteria.

We confirm that we will provide disclosure in the summary section which quantifies any material concentration of loans which were made (1) as exceptions or modifications to specified underwriting criteria or (2) pursuant to unspecified underwriting criteria.  In addition, we have added disclosure in the base prospectus and in each form of prospectus supplement to this effect.

Shelf Certificates Prospectus Supplement

Summary, page 7

2.

We note your response to our prior comment 6; however, please revise to provide a more detailed flow of funds chart here and in the Shelf Notes Prospectus Supplement.  Your charts should provide enough information so that investors can clearly understand the payment characteristics of the classes of securities that are offered by the prospectuses.  Include information about the payment of fees and expenses.  Refer to Item 1103(a)(3)(vi) of Regulation A-B.

We have revised the disclosure as requested in the Shelf Certificates Prospectus Supplement and in the Shelf Notes Prospectus Supplement.

* * * * *

In connection with our response, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I would appreciate an opportunity to discuss any of these responses with you if you believe that they require clarification.  Please feel free to contact me at any time if I may provide additional information, or if you would like to discuss the Registration Statement further.  You may reach me at 202-373-6737.

Sincerely,

/s/ Edward E. Gainor

Edward E. Gainor

cc:

Tom Hamilton

Ian Sterling